EXHIBIT 99.1

                              STELMAR SHIPPING LTD.

                              AMENDED AND RESTATED

                                     BY LAWS

                          As Adopted September 15, 2003

                                    ARTICLE I
                                     OFFICES

The principal place of business of the corporation shall be at such place or places as the directors shall from time to time determine. The corporation may also have an office or offices at such other places within or without Liberia as the Board of Directors may from time to time appoint or the business of the Corporation may require.

                                   ARTICLE II
                                  SHAREHOLDERS

Section 1. Annual Meeting: The annual meeting of shareholders of the Corporation shall be held on such day and at such time and place within or without Liberia as the Board of Directors may determine for the purpose of electing directors and or transacting such other business as may properly be brought before the meeting.

Section 2. Nature of Business at Annual Meetings of Shareholders: No business may be transacted at an annual meeting of shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof). (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 2 and on the record date for the determination of shareholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a shareholder, such shareholder must have given timely notice thereof in proper writing form to the Secretary of the Corporation.

To be timely a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one-hundred fifty (150) days nor more than one-hundred eighty (180) days prior to the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a shareholder's notice to the Secretary must set forth as to each matter such shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business and (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. In addition, notwithstanding anything in this Section 2, Article II to the contrary, a shareholder intending to nominate one or more persons for election as a Director at an annual meeting must comply with Section 3, Article III of these By-Laws for such nomination or nominations to be properly brought before such meeting.

No business shall be conducted at the annual meeting of shareholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2, provided, however, that, once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 3. Special Meeting: A special meeting of the shareholders may be called at any time by the Board of Directors, or by the Chairman of the Board, or by the President. In addition, a shareholder that is the registered holder of more than 10% of the Corporation's voting shares and whose shares are not subject to any lien, pledge or other encumbrance (a "10% Registered Holder") may call a special meeting upon not less than ninety (90) days' notice. No other person or persons are permitted to call a special meeting. If the special meeting has been called by the Board of Directors, or by the Chairman of the Board, or by the President, no business may be conducted at the special meeting other than business brought before the meeting by the Board of Directors, the Chairman of the Board or the President. If the special meeting has been called by a 10% Registered Holder, no business may be conducted at the special meeting other than business brought before the meeting by the Board of Directors, the Chairman of the Board or the President and the business set forth in the 10% Registered Holder's notice of meeting. The Chairman of the Board or, in the Chairman's absence, another person designated by the Board shall act as the Chairman of all meetings of shareholders. If the Chairman of the special meeting determines that business was not properly brought before the special meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

Section 4. Notice of Meetings: Notice of every annual and special meeting of shareholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of special meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter at least fifteen but not more than sixty days before such meeting, to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the record of shareholders of the Corporation or at such address as to which the shareholder has given notice to the Secretary. Notice of a meeting need not to be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.

Section 5. Quorum: At all meetings of shareholders, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issues and outstanding and entitled to vote at such meetings in order to constitute a quorum, but if less than a quorum is present, a majority of those shares present either in person or by proxy shall have power to adjourn any meeting until a quorum shall be present.

Section 6. Voting: If a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. At any meeting of shareholders each shareholder entitled to vote any shares on any matter for each such share, may exercise such voting right either in person or by proxy.

Section 7. Fixing of Record Date: The Board of Directors may fix a time not more than sixty nor less than fifteen days prior to the date of any meeting of shareholders, or more than sixty days to the last day on which the consent or dissent of shareholders may be expressed for any purpose without a meeting, at the time as of which shareholders entitled to notice of and to vote at such a meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all persons who were holders of record of voting shares at such time and no other shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board of Directors may fix a time not exceeding sixty days preceding the date fixed for the payment of any dividend, the making of any distribution, the allotment of any rights or the taking of any other action, as a record time for the determination of the shareholders entitled to receive any such dividend, distribution, or allotment or for the purpose of such other action.

                                   ARTICLE III
                                    DIRECTORS

Section 1. Number: The affairs, business and property of the Corporation shall be managed by a Board of Directors to consist of such number of directors, not less than three, as shall be fixed by the board from time to time. The board shall be divided into three classes, which shall be as nearly equal in number as possible. Should the number of directors be increased, there shall be no classification of the additional directors until the next annual meeting of the shareholders. The term of office of each director elected by the shareholders at the 2001 annual meeting of shareholders shall be as follows: that of the first class shall expire at the 2002 annual meeting of the shareholders, the second class at the 2003 annual meeting, and the third class at the 2004 annual meeting. At each annual meeting after such initial term, directors to replace those whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting. Each director shall serve his respective term of office until his successor shall have been elected and qualified, except in the event of his death, resignation or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The directors need not be residents of Liberia or shareholders of the Corporation. Corporations may, to the extent permitted by law, be elected or appointed directors.

Section 2. How Elected: Except as otherwise provided by law or Section 5 of this Article, the directors of the Corporation (other than the first Board of Directors if named in the Articles of Incorporation or designated by the incorporators) shall be elected at the annual meeting of shareholders. Each Director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Section 3. Nomination of Directors: Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of
Incorporation with respect to the right of holders of preferred stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of shareholders (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any shareholders of the Corporation (i) who is a shareholder of record on the date of the giving of the notice provided for in this Section 3 and on the record date for the determination of shareholder entitled to vote at such meeting and
(ii) who complies with the notice procedures set forth in this Section 3.

In addition to any other applicable requirements, for a nomination to be made by a shareholder, such shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a shareholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one-hundred fifty (150) days nor more than one-hundred eighty (180) days prior to the anniversary date of the immediate preceding annual meeting of shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the shareholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a shareholder's notice to the Secretary must set forth (a) as to each person whom the shareholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder applicable to issuers that are not foreign private issuers; and (b) as to the shareholder giving the notice (i) the name and record address of such shareholder, (ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially and of record by such shareholder, (ii) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person and persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder, (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 3. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 4. Removal: Any or all of the directors may be removed, with cause by the affirmative vote of holders of 66 2/3 percent of the issued and outstanding voting shares of the corporation. Any director may be removed for cause by action of the Board of Directors. No director may be removed without cause by either the shareholders or the Board of Directors.

Section 5. Vacancies: Vacancies in the Board of Directors occurring by death, resignation, creation of new directorship, failure of the shareholders to elect the whole class of directors required to be elected at any annual election of directors or for any other reason, including removal of directors for cause, may be filled either by the affirmative vote of a majority of the remaining directors then in office, although less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board, or by vote of the shareholders.

Section 6. Regular meetings: Regular meetings of the Board of Directors may be held at such time and place as may be determined by resolution of the Board of Directors and no notice shall be required for any regular meeting. Except as otherwise provided by law, any business may be transacted at any regular meeting.

Section 7. Special meeting: Special meetings of the Board of Directors may, unless otherwise prescribed by law, be called from time to time by the President, or any officer of the Corporation who is also a director. The President or the Secretary shall call a special meeting of the Board upon written request directed to either of them by any two directors stating the time, place and purpose of such special meeting. Special meetings of the Board shall be held on a date and at such time and at such place as may be designated in the notice thereof by the officer calling the meeting.

Section 8. Notice of Special Meeting: Notice of the special date, time and place of each special meeting of the Board of Directors shall be given to each Director at least forty eight hours prior to such meeting, unless the notice is given orally or delivered in person, in which case it shall be given at least twenty-four hours prior to such meeting. For the purpose of this section, notice shall be deemed to be duly given to a Director if given to him personally (including by telephone) or if such notice be delivered to such Director by mail, telegraph, cablegram, telex or teleprinter to his last known address Notice of a meeting need not be given to any Director who submits a signed waiver of notice, whether before of after the meeting, or who attends the meeting without protesting, prior to the conclusion thereof, the lack of notice to him.

Section 9. Quorum: A majority of the directors at the time in office, present in person or by proxy or conference telephone, shall constitute a quorum for the transaction of business.

Section 10. Voting: The vote of the majority of the directors, present in person or by proxy or conference telephone, at a meeting at which a quorum is present shall be the act of the directors. Any action required or permitted to be taken at a meeting may be taken without a meeting if all members of the Board consent thereto in writing.

Section 11. Compensation of Directors and Members of Committees: The Board may from time to time, in its discretion, fix the amounts which shall be payable to members of the Board of Directors and to members of any committee, for attendance at the meetings of the Board or of such committee and for services rendered to the Corporation.

                                   ARTICLE IV
                                   COMMITTEES

Section 1. Executive Committee and Other Committees: The Board of Directors may, by resolution or resolutions passed by a majority of the entire Board, designate from among its members an executive committee to consist of two or more of the directors of the Corporation, which, to the extent provided in said resolution or resolutions, or in these By-Laws, shall have and may exercise, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it. In addition, the Board, designate from among its members other committees to consist of two or more of the directors of the Corporation, each of which shall perform such functions and have such authority and powers as shall be delegated to be by said resolution or resolutions or as provided for in these By-Laws, except that only the executive committee may have and exercise the powers of the Board of Directors. Members of the executive committee and any other committee shall hold office for such period as may be prescribed by the vote of the entire Board of Directors, subject, however, to removal at any time by the vote of the Board of Directors. Vacancies in membership of such committees, shall be filled by vote of the Board of Directors. Committees may adopt their own rules of procedures and may meet at stated times or on such notice as they may determine. Each committee shall keep a record of its proceedings and report the same to the Board when required.

                                    ARTICLE V
                                    OFFICERS

Section 1. Number and Designation: The Board of Directors shall elect a President, Secretary and Treasurer and such other officers as it may deem necessary. Officers may be of any nationality and need not be residents of Liberia. The Officers shall be elected annually by the Board of Directors at its first meeting following the annual election of directors, but in the event of the failure of the Board to so elect any officer, such officer may be elected at any subsequent meeting of the Board of Directors. The salaries of officers and any other compensation paid to them shall be fixed from time to time by the Board of Directors. The Board of Directors may at any meeting elect additional officers. Each officer shall hold office until the first meeting of the Board of Directors following the next annual election of directors and until his successor shall have been duly elected and qualified except in the event of the earlier termination of his term of office, through death, resignation, removal or otherwise. Any officer may be removed by the Board at any time with or without cause. Any vacancy in an office may be filled for the unexpired position of the term of such office by the Board of Directors at any regular or special meeting.

Section 2. President: The President shall be the chief executive office of the corporation and shall have the general management of the affairs of the corporation together with the powers and duties usually incident to the office of President, except -- specifically limited by appropriate resolution of the Board of Directors and shall have such other powers and perform such other duties as may be assigned to him by the Board of Directors. The President shall preside at all meeting of shareholders at which he is present.

Section 3. Secretary: The Secretary shall act as Secretary of all meeting of the shareholders and of the Board of Directors at which he is present, shall have supervision over the giving and serving of notices of the Corporation, shall be the custodian of the corporate records of the corporate seal of the corporation, shall be empowered to affix the corporate seal to those documents, the execution of which, on behalf of the corporation under its seal, is duly authorized and when so affixed may attest the same, and shall exercise the powers and perform such other duties as may be assigned to him by the Board of Directors or the President.

Section 4. Treasurer: The Treasurer shall have general supervision over the care and custody of the funds, securities, and other valuable effects of the Corporation and shall deposit the same or cause the same to be deposited in the name of the Corporation in such depositories as the Board of Directors may designate, shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall have supervision over the accounts of all receipts and disbursements of the Corporation, shall, whenever required by the Board, render or cause to be rendered financial statements of the Corporation, shall have the power and perform the duties usually incident to the office of Treasurer, and shall have such powers and perform other duties as may be assigned to him by the Board of Directors or President.

Section 5. Other Officers: Officers other than those treated in Sections 2 through 4 of this Article shall exercise such powers and perform such duties as may be assigned to them by the Board of Directors or the President.

Section 6. Bond: The Board of Directors shall have power to the extent permitted by law to require any officer, agent or employee of the Corporation to give bond for the faithful discharge of his duties in such form and with such surety as the Board of Directors may deem advisable.

                                   ARTICLE VI
                             CERTIFICATES FOR SHARES

Section 1. Form and Issuance: The Shares of the Corporation shall be represented by certificates in form meeting the requirements of law and approved by the Board of Directors. Certificates shall be signed by the President or a Vice-President, and by the Secretary or any Assistant Secretary of the Treasurer or an Assistant Treasurer. These signatures may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the corporation itself or its employee.

Section 2. Transfer: The Board of Directors shall have power and authority to make such rules and regulations as they may deem expedient concerning the issuance, registration and transfer of certificates representing shares of the Corporation's stock, and may appoint transfer agents and registrars thereof.

Section 3. Loss of Stock Certificates: The Board of Directors may direct a new certificate of stock to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

                                   ARTICLE VII
                                    DIVIDENDS

Section 1. Declaration and Form: Dividends may be declared in conformity with law by, and at the discretion of, the Board of Directors at any regular or special meeting Dividends may be declared and paid in cash, stock or other property of the corporation.

                                  ARTICLE VIII
                                 INDEMNIFICATION

Section 1. Indemnification Any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by
Section 6.13 of the Business Corporation Act of 1976 of the Republic of Liberia, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had to reasonable cause to believe his conduct was unlawful.

                                   ARTICLE IX
                                 CORPORATE SEAL

Section 1. Form: The Seal of the Corporation, if any, shall be circular in form, with the name of the Corporation in the circumference and such other appropriate legend as the Board of Directors may from time to time determine.

                                    ARTICLE X
                                   FISCAL YEAR

Section 1. Fiscal Year: The fiscal year of the Corporation shall be such period of twelve consecutive months as the Board of Directors may by resolution designate.

                                   ARTICLE XI
                                   AMENDMENTS

Section 1. By the Shareholders. These By-Laws may be amended, added to, altered or repealed or new By-Laws may be adopted, at any meeting of shareholders of the Corporation by the affirmative vote of the holders of a majority of the voting shares present and voting at such meeting provided notice that an amendment is to be considered and acted upon is inserted in the notice or waiver of notice of said meeting.

Section 2. By the Directors: These By-Laws may be amended, added to, altered or repealed, or new By-Laws may be adopted, at any regular or special meeting of the Board of Directors by the affirmative vote of 66 2/3% of the entire Board.





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